


RECEIVED
2010 SEP -8 P 1:20

26 August 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA


10016299

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL to issue S$280 million 4.65 per cent. Notes due in 2020 (callable from 2015). Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(S$280m Notes Issue) - 26Aug10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	26-Aug-2010 20:42:58
Announcement No.	00201

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NEPTUNE ORIENT LINES LIMITED TO ISSUE S$280 MILLION 4.65 PER CENT. NOTES DUE 2020 (CALLABLE FROM 2015)
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	MTN_Pricing_Release_26Aug10.pdf Total size = **22K** (2048K size limit recommended)

Close Window



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NEPTUNE ORIENT LINES LIMITED TO ISSUE S$280 MILLION 4.65 PER CENT. NOTES DUE 2020 (CALLABLE FROM 2015)

Neptune Orient Lines Limited (the "**Company**" or the "**Issuer**") will issue S$280 million 4.65 per cent. Notes due 2020 (the "**Notes**") under its U.S.$1,500,000,000 Euro Medium Term Note Programme (the "**Programme**").

DBS Bank Ltd. has been appointed as the sole Lead Manager and Bookrunner for the Notes.

The Notes are expected to be issued on 9 September 2010 and mature on 9 September 2020 and will bear interest at 4.65 per cent. per annum. The Issuer will have the option to redeem the Notes, in whole or in part, at any time on or after 9 September 2015.

The net proceeds of the Notes will be swapped from Singapore dollars into U.S. dollars and used to partially finance the order for a total of 12 new container ships that was announced by the Company on 21 July 2010 and 16 August 2010.

Application will be made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of the Notes. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Approval for the listing and quotation of the Notes on the SGX-ST is not to be taken as an indication of the merits of the Company, the Programme or the Notes.

BY ORDER OF THE BOARD

Looi Lee Hwa/Wong Kim Wah (Ms)
Company Secretaries

26 August 2010